                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 12, 2006


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                                                                OCTOBER 12, 2006

CONTACT:
RICOH COMPANY, LTD.
PR DEPARTMENT
Masakuni Kutsuwada, General Manager
+81-3-6278-5228
koho@ricoh.co.jp


                         RICOH COMPANY, LTD. ANNOUNCES:
 RICOH EUROPE B.V. TO ACQUIRE EUROPEAN OPERATIONS OF DANKA BUSINESS SYSTEMS PLC


Ricoh Company, Ltd. (CEO: Masamitsu Sakurai) today announced that its subsidiary Ricoh Europe B.V. ("REBV", 100% owned by Ricoh Co., Ltd.) has entered into a Share Purchase Agreement (the "Agreement") with Danka Business Systems PLC ("Danka", office equipment sales/service company) to acquire Danka's European operations (the "Transaction").

By this Transaction, the Ricoh Group can strengthen its sales and service force in major countries in Europe. Ricoh and Danka strongly believe the Transaction will result in better service to the customers and higher customer satisfaction.



                              [Transaction profile]

Content of agreement     REBV will acquire 100% share of Danka's European
                         operating and holding companies (total 16 companies).

Expected purchase price  US$210 million (approximately 24.0 billion Yen)

Share transfer date      December 31, 2006 (subject to change)


                      [Danka: European operations profile]

Business Sales and service of office equipment such as copiers, printers and fax machines.

Net sales                Approximately US$520 million (fiscal year ended March
                         2006)

Countries of operation   UK, Germany, France, Italy, Spain, the Netherlands,
                         Austria, Belgium, Switzerland, Denmark, Norway, Sweden

Number of employees      Approximately 2,300


                  [Danka Business Systems PLC, company profile]

Company name             Danka Business Systems PLC

Headquarter address      11101 Roosevelt Blvd., St. Petersburg, FL33716, U.S.A.

Chairman and CEO         A. D. Frazier

Year of incorporation    1977

Net Sales                Approximately US$1,095 million (consolidated, fiscal
                         year ended March 2006)


                      [Ricoh Europe B.V., company profile]

Company name             Ricoh Europe B.V.

Headquarter address      Prof. W.H. Keesomlaan 1, 1183 DJ Amstelveen, The
                         Netherlands

Chairman                 Shiroh Sasaki

Year of incorporation    1971

Business Sales and service of office equipment such as copiers, printers and fax machines in Europe, Middle East and Africa.

Net sales                438.7 billion Yen (Ricoh European region consolidate,
                         fiscal year ended March 2006)


                        [Influence on business results]

Influence on FY2007 Ricoh consolidated results is not expected to be significant.